Exhibit 99.4

i-80 Continues Building Its Operating Team with the Addition of Andy Cole as
Senior Metallurgical and Processing Advisor

Reno, Nevada, April 13, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to announce that Mr. Andy Cole has been retained to join the i-80 Gold Corp (“i-80” or “the Corporation”) Operating Team as Senior Metallurgical and Processing Advisor. Andy will work with the Corporation in advancing its portfolio of projects and participate in assessing opportunities to grow its future production profile.

Mr. Cole brings to i-80 more than 34 years’ experience in mine development, processing and production including 20 years of experience at Barrick’s largest core asset, the Goldstrike Mine in Nevada. At Goldstrike, he served in several capacities beginning as autoclave and roaster superintendent, process operations, ultimately being promoted to General Manager of the Goldstrike complex. Members of i-80 have had previous experience working with Andy as a Barrick representative on the South Arturo Mine joint venture.

Mr. Cole holds a Batchelor of Science Degree from the University of Arizona in Material Sciences and Engineering, and an MBA from the University of Nevada. He will provide technical assistance and advice to i-80 as it continues to advance its business plan, including advising on potential development and processing options for i-80’s projects and operations including South Arturo, Getchell and McCoy-Cove properties as well as provide assistance in evaluating future opportunities for the Corporation.

i-80 continues to strengthen its operating team as it implements the Company’s strategy of becoming a diversified Nevada gold producer. Mr. Cole will complement the Corporation’s operations group that collectively bring extensive development and operational experience in Nevada.

"Andy has extensive experience building and operating profitable mines within the major trends of Nevada and was a strong partner as a member of the Barrick/Nevada Gold Mines team at the South Arturo mine joint venture”, stated Ewan Downie, Chief Executive Officer. “Largely considered one of the foremost experts in the processing of refractory ore in Nevada, his input will be valued as we consider development concepts for the Company’s deposits and advance these projects to production”.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo and advancing an underground development program for the 100%-owned McCoy-Cove Property. i-80 is also completing the acquisition of the Getchell Project and will aggressively pursue the development of the Pinson underground and open pit opportunities.

For further information, please contact:

Ewan Downie - CEO

1.807.346.1394

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the Toronto Stock Exchange and completion of the acquisition of the Getchell Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.